Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 25, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 25, 2005, entitled “VODAFONE REACHES 165 MILLION PROPORTIONATE CUSTOMERS”.

25 July 2005

VODAFONE REACHES 165 MILLION PROPORTIONATE CUSTOMERS

Vodafone Group Plc (“Vodafone”) announces today key performance indicators, presented under IFRS, for the quarter ended 30 June 2005.  The main highlights are:

•                  Organic growth of 8.6% in proportionate mobile revenues year on year

•                  Strong growth in customers with over 4.1 million organic net additions, 35% higher than for the same period last year

•                  Total proportionate customer base now over 165 million, representing organic growth of 12.3% year on year, and including an additional 6 million customers added in Romania and the Czech Republic through the closing of the TIW transaction

•                  Additional 1.1 million registered 3G devices, including 1 million consumer 3G devices.  Total 3G devices now at 3.3 million, with 2.9 million consumer 3G devices

•                  Vodafone continuing to differentiate with the launch of several new propositions, including Vodafone Simply and Vodafone Travel Promise

•                  Over 1.3 billion shares repurchased in the financial year to date at a cost of £1.9 billion

Arun Sarin, Chief Executive of Vodafone, commented:

“We have seen strong performances across Europe and in the US, and we continue to focus on improving our business in Japan.  3G is building momentum with over one million more registered devices in the quarter.

Vodafone has delivered another impressive quarter of customer growth, with 4.1 million organic net additions.  Our proportionate customer base, now over 165 million, has seen organic growth of 12.3% from a year ago.  Proportionate mobile revenues were also strong and delivered 8.6% organic growth year on year.

Overall these KPIs are in line with our expectations and we are therefore reiterating our guidance for the full year to March 2006.”

Germany

Vodafone Germany delivered a quarter of strong customer growth with 497,000 net additions, taking the total base to 27.7 million, 8.8% higher year on year.  Blended annual churn was stable compared to that at March, with a small improvement in contract offset by a slight increase in prepaid.

Blended annual ARPU for the year to June was €295 compared to €299 for the year to March. The impact of lower spending new customers, as well as the effect of termination rate reductions, continues to offset ARPU increases from minute bundle plans and new services.

Strong customer growth was the primary driver behind the 4.1% increase in service revenue for the quarter compared to the same quarter last year. Non-voice service revenue increased by 11.7% year on year, including an 83% increase in non-messaging data revenue, with Vodafone live! users increasing to 5.2 million and registered 3G devices exceeding 0.5 million.

Net acquisition and retention costs as a percentage of service revenue in the quarter were lower than the same period last year and the quarter to March due to a higher proportion of lower spending, and therefore lower subsidy, customer additions.

Italy

Proportionate net customer additions were 204,000 in the quarter.  The total proportionate customer base was 17.5 million at the end of June, 6.4% higher year on year on an organic basis.  Blended annual ARPU increased to €360 for the year to June compared to €359 for the year to March.  Annual churn increased slightly when compared to March.

Service revenue for the quarter increased 6.5% compared to the same period last year, with continued customer growth being the primary driver.  Non-voice service revenue increased by 18.4% year on year, including 50.7% growth in non-messaging data revenue.  Successful promotions and further penetration of Vodafone live! users, now at 2.5 million on a proportionate basis, have contributed to this growth.  Of the Group’s European operations, Vodafone Italy has the highest number of 3G devices registered on its network at over 0.7 million on a proportionate basis.

Net acquisition and retention costs as a percentage of service revenue in the quarter were higher than the same period last year and the quarter to March, reflecting the increase in competitive activity in the Italian market and a particular focus on attracting and retaining high value customers.  However, these costs still remain at very low levels when compared to the rest of the Group.

United Kingdom

Vodafone UK regained momentum in the quarter with 165,000 net customers added, taking the total base to 15.5 million customers, an increase of 8.9% year on year.  Annual churn increased slightly compared to March, driven in large part by an increase in prepaid churn.  Blended annual ARPU reduced to £300 from £306 for the year to June compared to the year to March, principally due to the impact of the reduction in incoming call termination rates.

The growth in average customers was substantially offset by the fall in ARPU resulting in service revenue growth of 0.6% for the quarter when compared to the same quarter last year. Excluding the effect of the reduction in termination rates, service revenue grew by 4.5%.  Non-voice service revenue increased by 11.9% year on year, including a 50.7% increase in non-messaging data revenue.  Vodafone live!, with users now at 3.7 million, and Vodafone Mobile Connect were the drivers behind this strong growth.

Net acquisition and retention costs as a percentage of service revenue in the quarter were higher than the same period last year and the quarter to March due to increased customer growth and upgrade activity.

Japan

The closing proportionate customer base in Japan was 14.6 million.  Vodafone Japan recorded positive net additions of 5,000 in June, but a net reduction of 72,000 for the quarter.  Annual churn levels fell slightly compared to March, benefiting from the continued investment in customer retention activities and the introduction of new price plans and promotions.

Blended annual ARPU fell to ¥73,034 for the year to June from ¥73,780 for the year to March, reflecting the competition in the market.  The rate of ARPU decline has reduced, driven by an improving mix of customers who have been acquired compared to those who have churned.

Service revenue for the quarter decreased by 4.1% compared to the same quarter last year, primarily due to the fall in ARPU.  Non-voice service revenue was stable year on year, having declined in each quarter of the previous financial year.  This was primarily due to the increasing 3G customer base, with higher data usage, that has reached nearly 1.2 million.

Net acquisition and retention costs as a percentage of service revenue in the period were higher than the same quarter last year but were lower than in the quarter to March.   This is primarily due to retention costs being higher year on year, albeit at a lower level than the prior quarter.

Spain

Vodafone Spain continued to perform very strongly, adding a further 368,000 net customers in the quarter to June.  At the end of June, the total customer base stood at 11.8 million customers, an increase of 18.9% year on year.  The proportion of contract customers in the base continues to increase and churn has improved both quarter on quarter and year on year.

Blended annual ARPU increased to €421 for the year to June from €414 for to the year to March, benefiting from the focus on high value customers.

The strong growth in customers and ARPU generated service revenue growth of 26.2% year on year.  Service revenue growth has now exceeded 20% year on year for six successive quarters.  Voice revenues increased by 24% year on year, driven by an improving customer mix and higher usage.  Non-voice service revenue increased by 42.1% year on year, with messaging revenue increasing by over 30% and non-messaging data revenue more than doubling.

Vodafone live! users increased by over 500,000 in the quarter to reach a total of 3.5 million, representing the highest penetration, as a percentage of total customers, of Vodafone live! in the Group.

Notwithstanding the continued strong growth and focus on high value customers, net acquisition and retention costs as a percentage of service revenue in the period were lower than both the same quarter last year and the quarter to March.

Other Mobile Operations

The Group has 13 other subsidiaries, which increased from 11 at March with the inclusion of Romania and the Czech Republic.

MobiFon in Romania increased its venture customer base to over 5.2 million in the quarter, more than 28% higher year on year.  In the Czech Republic, Oskar increased its venture customer base to more than 1.9 million, representing growth of over 16% year on year.

On a proportionate basis, the Group’s other subsidiaries delivered organic growth in customers of 14.8% and in service revenue of 6.7%, with particularly strong service revenue performances in Egypt and Hungary, both growing in excess of 20%, and New Zealand which recorded double digit growth.

Vodacom in South Africa produced proportionate net additions of 574,000, bringing the proportionate closing base to 5.7 million, over 35% higher year on year on an organic basis.  Vodacom launched Vodafone live! with 3G in April.

Verizon Wireless recorded net additions of over 1.9 million, the highest level since its formation in April 2000, with the Group’s proportionate share at 850,000.

In France, the Group’s proportionate share of SFR’s customer base increased to 7.1 million, representing organic growth of 8% year on year.  On a proportionate basis, SFR has 1.3 million registered Vodafone live! customers and over 130,000 Vodafone live! with 3G registered devices.

- ends -

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

Notes to editors

(1)              The guidance for the year to March 2006 is contained in Vodafone’s Preliminary Results Announcement for the year ended 31 March 2005 in which there is a discussion of forward-looking statements and the risks associated with them.

(2)              At the country level, service revenue growth is calculated in local currency and before the elimination of intercompany revenue.  At the Group and Other Mobile Operations levels, service revenue growth is calculated at constant exchange rates and after the elimination of intercompany revenue.

(3)              Vodafone, Vodafone live!, Vodafone Simply and Vodafone Mobile Connect are trademarks of the Vodafone Group.

(4)              References in this press release to “June” and “March” shall, unless the context requires otherwise, be deemed to be references to 30 June 2005 and 31 March 2005 respectively.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS – 1 APRIL 2005 TO 30 JUNE 2005

COUNTRY	PERCENTAGE OWNERSHIP(1)	AT 1 APRIL 2005	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 30 JUNE 2005	PREPAID(3)

	(%)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(%)

Principal Markets

Germany	100.0%	27,223	497	-	27,720	52%
Italy(2)(5)	76.9%	17,280	204	15	17,499	92%
Japan	97.7%	14,692	(72)	-	14,620	11%
Spain	100.0%	11,472	368	-	11,840	52%
UK	100.0%	15,324	165	-	15,489	61%

		85,991	1,162	15	87,168

Other Subsidiaries

Albania	99.9%	648	22	-	670	97%
Australia	100.0%	2,731	160	-	2,891	71%
Czech Republic(2)	99.9%	-	19	1,930	1,949	50%
Egypt	50.1%	2,072	183	-	2,255	86%
Greece	99.8%	3,996	164	-	4,160	66%
Hungary	100.0%	1,735	62	-	1,797	75%
Ireland	100.0%	1,952	29	-	1,981	73%
Malta	100.0%	167	3	-	170	90%
Netherlands	99.9%	3,789	71	-	3,860	56%
New Zealand	100.0%	1,891	38	-	1,929	78%
Portugal	100.0%	3,586	77	-	3,663	78%
Romania(2)	99.1%	-	105	5,098	5,203	65%
Sweden	100.0%	1,541	(17)	-	1,524	37%

		24,108	916	7,028	32,052

Other Joint Ventures

Fiji	49.0%	76	4	-	80	93%
Kenya	35.0%	879	97	-	976	98%
Poland	19.6%	1,443	102	-	1,545	54%
Romania(2)	-	1,010	-	(1,010)	-	-
South Africa	35.0%	5,087	574	-	5,661	88%

		8,495	777	(1,010)	8,262

Associates & Investments

Belgium	25.0%	1,073	4	-	1,077	60%
China	3.3%	6,994	324	-	7,318	73%
France	43.9%	7,011	90	-	7,101	45%
Switzerland	25.0%	993	15	-	1,008	37%
United States(2)(4)	44.4%	20,173	850	2	21,025	5%
		36,244	1,283	2	37,529

TOTAL		154,838	4,138	6,035	165,011	61%

(1)                  All ownership percentages are stated as at 30 June 2005 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)                  Other movements for the quarter to 30 June 2005 represents a stake increase of 0.1% in Vodafone Italy from 76.8% to 76.9%, the acquisition of 99.9% of the share capital of Oskar Mobil a.s. in the Czech Republic, the acquisition of local network operators by Verizon Wireless and a stake increase of 79.0% in MobiFon S.A. in Romania from 20.1% to 99.1%. At 1 April 2005, MobiFon S.A. was a joint venture and, following the stake increase, is now a subsidiary.

(3)                  Prepaid customer percentages are calculated on a venture basis.  At 30 June 2005, there were 450.9 million total venture customers.

(4)                  The Group’s ownership in Verizon Wireless is 45.0%. However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 30 June 2005.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

(5)                  Under IFRS, Vodafone Italy is treated as a joint venture.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

VODAFONE LIVE! ACTIVE DEVICES

COUNTRY	AT 1 APRIL 2005 (‘000s)	NET ADDITIONS (‘000s)	AT 30 JUNE 2005 (‘000s)
Principal Markets
Germany	4,845	344	5,189
Italy(1)	2,113	432	2,545
Japan	12,845	(67)	12,778
Spain	2,992	519	3,511
UK	3,443	295	3,738
	26,238	1,523	27,761
Other Subsidiaries and Joint Ventures	3,988	638	4,626
Group Statutory Total(1)	30,226	2,161	32,387

The table above only includes Vodafone live! customers in the Group’s subsidiary and joint venture undertakings. There were an additional 3.8 million registered Vodafone live! venture customers in our associated undertakings at 30 June 2005 (31 March 2005: 3.2 million).

(1)               The Group previously reported 30,864,000 Vodafone live! active devices at 31 March 2005. Under IFRS, Vodafone Italy is now treated as a joint venture in which the Group had a 76.8% ownership interest at 31 March 2005. The figures in the table above represent the Group’s pro-rata share of Vodafone live! active devices in Vodafone Italy. This has resulted in a reduction to the comparative figure at 1 April 2005 of 638,000 compared to the figure previously reported. The Group’s other joint ventures did not offer the Vodafone live! service at 31 March 2005.

3G DEVICES

COUNTRY	AT 1 APRIL 2005 (‘000s)	NET ADDITIONS (‘000s)	AT 30 JUNE 2005 (‘000s)
Principal Markets
Germany	358	170	528
Italy(1)	511	209	720
Japan(2)	798	371	1,169
Spain	88	72	160
UK	190	92	282
	1,945	914	2,859
Other Subsidiaries and Joint Ventures	253	146	399
Group Statutory Total(1)	2,198	1,060	3,258

(1)               The Group previously reported 2,352,000 3G devices at 31 March 2005. Under IFRS, Vodafone Italy is now treated as a joint venture in which the Group had a 76.8% ownership interest at 31 March 2005. The figures in the table above represent the Group’s pro-rata share of 3G devices in Vodafone Italy. This has resulted in a reduction to the comparative figure at 1 April 2005 of 154,000 compared to the figure previously reported. The Group’s other joint ventures did not have any 3G devices at 31 March 2005.

(2)               The number of 3G devices in Japan reported in the table above excludes 130,000 devices (31 March 2005: 119,000) which use the 3G network but are not capable of accessing 3G data services.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 30 JUNE 2005

COUNTRY		Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun

Germany	EUR	25.0	25.5	25.8	26.4	25.9	25.7	25.5	24.6	24.5	23.7	21.9	24.5	24.0	24.4	24.6
Italy(1)	EUR	29.9	30.1	30.8	31.0	29.6	30.2	30.3	28.9	31.2	29.2	27.1	30.9	29.4	30.8	30.9
Japan	JPY	6,300	6,150	6,150	6,470	6,380	6,210	6,280	5,970	6,200	5,870	5,650	6,140	5,970	5,940	5,940
Spain	EUR	32.9	33.9	35.4	38.5	36.4	35.2	34.8	32.6	35.1	33.6	31.4	34.9	34.8	36.2	37.4
UK	GBP	25.3	27.8	26.8	27.3	26.8	25.8	25.6	24.6	24.4	24.1	22.9	25.4	24.4	24.5	24.9

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 30 JUNE 2005

COUNTRY	CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL

Principal Markets

Germany	EUR	115	477	295
Italy(1)	EUR	306	921	360
Japan	JPY	30,253	77,573	73,034
Spain	EUR	183	690	421
UK	GBP	121	559	300

Other Subsidiaries

Albania	ALL	19,659	287,283	28,236
Australia	AUD	320	1,054	595
Czech Republic	CZK	3,952	11,881	7,723
Egypt	EGP	785	3,142	1,188
Greece	EUR	195	785	394
Hungary	HUF	39,866	139,615	62,484
Ireland	EUR	379	1,199	609
Malta	MTL	91	877	166
Netherlands	EUR	141	841	447
New Zealand	NZD	326	1,726	625
Portugal	EUR	187	704	326
Romania	USD	67	330	167
Sweden	SEK	678	5,509	3,759

HISTORIC ARPU INFORMATION

		TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY		30 JUNE 2004(2)	30 SEPTEMBER 2004(2)	31 DECEMBER 2004(2)	31 MARCH 2005(2)	30 JUNE 2005

Principal Markets
Germany	EUR	309	305	303	299	295
Italy(1)	EUR	362	360	360	359	360
UK	GBP	314	318	314	306	300
Japan	JPY	78,365	76,590	75,133	73,780	73,034
Spain	EUR	389	400	408	414	421

(1)               Under IFRS, Vodafone Italy is treated as a joint venture.

(2)               There are no changes to the comparative ARPU figures calculated in accordance with IFRS and those previously reported under UK GAAP.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE

	12 MONTH PERIOD TO 30 JUNE 2005
COUNTRY	MESSAGING	DATA	TOTAL

Principal Markets

Germany	14.9%	3.5%	18.4%

Italy	13.2%	1.8%	15.0%

Japan	6.5%	15.3%	21.8%

Spain	11.6%	2.4%	14.0%

UK	15.4%	3.5%	18.9%

Group Statutory Total	12.1%	4.8%	16.9%

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE - HISTORY

	12 MONTH PERIOD TO
COUNTRY	30 JUNE 2004(1)	30 SEPTEMBER 2004(1)	31 DECEMBER 2004(1)	31 MARCH 2005(1)	30 JUNE 2005

Principal Markets

Germany	17.4%	17.6%	17.7%	18.1%	18.4%

Italy	13.5%	14.1%	14.4%	14.6%	15.0%

Japan	21.9%	21.8%	21.4%	21.5%	21.8%

Spain	11.8%	12.4%	13.1%	13.7%	14.0%

UK	16.6%	17.3%	17.9%	18.4%	18.9%

Group Statutory Total(1)	16.0%	16.3%	16.4%	16.7%	16.9%

(1)          Comparative Group Statutory Total figures have been restated to reflect the change from UK GAAP to IFRS at 30 June 2004, 30 September 2004, 31 December 2004 and 31 March 2005 from 16.3%, 16.5%, 16.7% and 17.0% to 16.0%, 16.3%, 16.4% and 16.7%, respectively.

ACTIVE CUSTOMER INFORMATION

	ACTIVE CUSTOMERS AT
COUNTRY	30 JUNE 2004(2)	30 SEPTEMBER 2004(2)	31 DECEMBER 2004(2)	31 MARCH 2005(2)	30 JUNE 2005

Principal Markets

Germany	93%	92%	92%	91%	90%

Italy	92%	92%	92%	92%	92%

Japan	97%	97%	97%	96%	97%

Spain	97%	92%	92%	93%	93%

UK	91%	91%	90%	89%	89%

Group Statutory Total(1)(2)	93%	92%	92%	92%	91%

(1)          An active customer is defined as one who has made or received a chargeable event in the last 3 months. The Group’s joint venture in Kenya and its subsidiary in the Czech Republic are currently unable to measure active customers under this basis and so have been excluded from the calculation of the Group Statutory Total activity percentages in the table above.

(2)          Comparative Group Statutory Total figures have been restated to reflect the change from UK GAAP to IFRS.  The only impact of the change has been to decrease the Group Statutory Total active customer percentage at 30 September 2004 by 1%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 25, 2005	By:
Name: Stephen R. Scott
Title: Company Secretary